UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Secure Alliance Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

81372F106
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 81372F106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco LLC 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,245,286 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,245,286 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,286 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 81372F106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Springview Group LLC 20-2196675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 81372F106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group LP 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 81372F106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,245,286 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,245,286 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,286 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 81372F106
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,245,286 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,245,286 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,286 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D") amends and restates the Schedule 13D filed on January 26, 2007 (the "Schedule 13D") by the some of the Reporting Persons, relating to their beneficial ownership of the Common Stock (as defined in Item 1, below) of Secure Alliance Holdings Corporation (the "Issuer").

   Amendment No. 1 to Schedule 13D adds Millenco LLC as a Reporting Person as a result of the transfer of Springview Group LLC’s entire position in the Issuer to Millenco LLC on April 19, 2007. Accordingly, Springview Group LLC and Integrated Holding Group LP are no longer Reporting Persons as a result of the above-described transfer. In addition, Amendment No. 1 to Schedule 13D (i) amends and restates Items 1 through 7 and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership since the filing of the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Secure Alliance Holdings Corporation, a Delaware corporation. The address of the Issuer’s principal executive offices is 5700 Northwest Central Drive, Suite 350, Houston, Texas 77092. This Amendment No. 1 to Schedule 13D relates to the Issuer’s common stock, par value $0.01 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millenco LLC, a Delaware limited liability company (formerly Millenco, L.P., a Delaware limited partnership) ("Millenco") and Springview Group LLC, a Delaware limited liability company ("Springview Group"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.

   Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group"), is the managing member of Springview Group and consequently may be deemed to have voting control and investment discretion over securities owned by Springview Group. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the manager of Millenco and the managing partner of Integrated Holding Group and consequently may be deemed to have voting control and investment discretion over securities owned by Springview Group and Millenco, as the case may be. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Springview Group, as the case may be. For the purposes of this Amendment No. 1 to Schedule 13D, Millenco, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons").

   The business address for Millenco, Springview Group, Integrated Holding Group, Millennium Management and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Notes: Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group"), is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.

   Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") is a limited partner of Integrated Holding Group. As such, Millennium Partners has no investment or voting control over Integrated Holding Group or Springview Group, or their securities positions.

   Millennium SMC LLC and Millennium SMC (Cayman) Ltd. are both limited partners of Integrated Holding Group. As such, neither Millennium SMC LLC nor Millennium SMC (Cayman) Ltd. has voting control or investment discretion over Integrated Holding Group or Springview Group or their securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 1,245,286 shares of the Issuer’s Common Stock held by Millenco was approximately $538,167, calculated on an average cost basis (excluding brokerage commissions) by account. Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof, Millenco held 1,245,286 shares of the Issuer’s Common Stock, which represents approximately 6.4% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 19,441,524 shares of the Issuer’s Common Stock outstanding as of December 31, 2007, as reported by the Issuer in its Form 10-K, dated January 14, 2008.

   Millennium Management, as the manager of Millenco, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco.

   Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be beneficial owners of 1,245,286 shares of Common Stock. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Millenco.

   (b)  Millenco may be deemed to hold shared power to vote and to dispose of the 1,245,286 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 1,245,286 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millenco.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock by the Reporting Persons during the past 60 days. All of the transactions in the Issuer’s Common Stock were effected by Millenco in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millenco’s prime brokers, such prime brokers are permitted to lend securities in Millenco’s accounts to the extent permitted by debit balances in such account. Millenco generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. However, it should be noted that shares lent by Millenco or its prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millenco.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of January 29, 2008, by and among Millenco LLC, Springview Group LLC, Integrated Holding Group LP, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2008

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
SPRINGVIEW GROUP LLC By: Integrated Holding Group LP its managing member By: Millennium Management LLC its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP LP By: Millennium Management LLC its managing partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT, LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Secure Alliance Holdings Corporation, a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 29, 2008

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
SPRINGVIEW GROUP LLC By: Integrated Holding Group LP its managing member By: Millennium Management LLC its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP LP By: Millennium Management LLC its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
12/7/2007	3,010	0.69
12/7/2007	5,000	0.69
12/10/2007	2,500	0.7
12/10/2007	5,000	0.69
12/10/2007	5,500	0.7
12/10/2007	7,800	0.7
12/11/2007	5,000	0.69
12/12/2007	9,600	0.69
12/13/2007	15,400	0.69
12/13/2007	1,190	0.69
12/17/2007	4,219	0.65
12/17/2007	5,000	0.65
12/17/2007	5,000	0.65
12/17/2007	10,000	0.65
1/14/2008	3,625	0.57
1/22/2008	100	0.57
1/28/2008	2,500	0.54
1/28/2008	2,500	0.54

Note: All of the above transactions in the Issuer’s Common Stock were effected by Millenco LLC in the open market.